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                            February 6, 2024

       Murray Galbraith
       Chief Executive Officer
       YouneeqAI Technical Services, Inc.
       2700 Youngfield St., Suite 100
       Lakewood, CO 80215

                                                        Re: YouneeqAI Technical
Services, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 25,
2024
                                                            File No. 333-271798

       Dear Murray Galbraith:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Form S-1 filed January 25, 2024

       Executive and directors compensation, page 59

   1. Please update your disclosure regarding the compensation of your directors and officers for the year ended
December 31, 2023. Refer to Item 402(m) of Regulation S-K and
                                                        Question 117.05 of
Regulation S-K Compliance and Disclosure Interpretations.
 Murray Galbraith
FirstName
YouneeqAILastNameMurray   Galbraith
          Technical Services, Inc.
Comapany6,NameYouneeqAI
February  2024             Technical Services, Inc.
February
Page 2 6, 2024 Page 2
FirstName LastName
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Christen Lambert